UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
	Name:	Mario Chamorro
	Title:	Chief Executive Officer

Date: May 9, 2008

CORPBANCA ANNOUNCES

FIRST QUARTER 2008 RESULTS

Santiago, Chile, May 8, 2008 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter ended March 31, 2008. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of March 31, 2008 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our March 31, 2008 exchange rate of Ch$435.81 per U.S. dollar.

•	Adoption of IFRS and 2007 comparatives

The Bank has reclassified certain balance sheet and income statement accounts as required by the Superintendency of Banks and Financial Institutions (SBIF). These reclassifications have been made as the first steps towards convergence to International Financial Reporting Standards (IFRS). As a result, these reclassifications, as specified by the SBIF, have not been applied to prior periods. Therefore, figures reported in 2008 are not directly comparable to past years. Readers should exercise caution in determining trends based on prior year figures. See section “Other Related Information” for more details regarding IFRS.

•	Analysis of Results

Net income for the period ended March 31, 2008 was Ch$11.7 billion, an increase of Ch$4.7 billion (real), or 68.2% as compared to the same period last year. Our gross operating revenues reached Ch$53.9 billion. This was offset by provisions for loan losses of Ch$8.6 billion, operating expenses of Ch$28.1 billion, and price-level restatement expenses of Ch$3.2 billion.

The following table provides information relating to the composition of our consolidated net income for the period ended March 31, 2008, in millions of Chilean pesos:

Period ended Mar 31, 2008
(Expressed in millions of Chilean pesos, except percentage amounts)
Gross operating revenues	53,933
Provision for loan losses	(8,605)
Operating expenses	(28,109)
Income attributable to investments in other companies	59
Net gain (loss) from price-level restatement	(3,197)
Net income before taxes	14,081
Income taxes	(2,423)
Net income	11,658

•	Gross Margin

Our gross operating revenues for the first quarter ended March 31, 2008 was $53.9 billion. The following table provides detailed information relating to the composition of our consolidated gross operating revenues for the quarter ended March 31, 2008, in millions of Chilean pesos:

Period ended Mar 31, 2008
(Expressed in millions of Chilean pesos, except percentage amounts)
Interest revenue	102,170
Interest expense	(62,545)
Net interest revenue	39,625
Fees and income from services, net	9,856
Trading and investment income, net	(11,614)
Foreign exchange gains (losses), net	13,749
Other revenue	2,317
Gross operating revenues	53,933

Interest Revenue

Net interest revenue for the quarter ended March 31, 2008 was Ch$39.6 billion. This is a substantial increase over the prior year and is a result of two factors, our growth in average interest-earning assets over last year and our interest revenues from inflation indexed interest-earning assets. In 2008, the rate of inflation was greater than that experienced in 2007. As a result, our current funding strategy is positively affected by inflation because we have a greater amount of assets denominated in inflation indexed Chilean UF currency (unidad de fomento) than our UF denominated liabilities. Accordingly, our UF denominated assets reprice quicker than our peso denominated liabilities.

Beginning January 2008, interest revenue from our trading portfolio financial assets are no longer included in this line item. However, interest revenue from our financial investments available-for-sale are included in this line item.

Net interest margin (net interest revenue over interest-earning assets) reached 3.6% as of March 31, 2008.

Fees and income from services

Fees and income from services for the period ended March 31, 2008 was Ch$9.9 billion. This was an increase of approximately Ch$1.3 billion, or 16% when compared to last year. As a result of our efforts in 2007 and during the first quarter of 2008, we have grown actively in retail banking products which has allowed us to increase our retail client base to 228 thousand, an increase of 19 thousand versus the same period last year. Furthermore, we have continued our effort to expand cross-selling, product usage as well as raising fees in line with what we believe to be the market standard. As of March 31, 2008 we had approximately 62 thousand retail checking accounts and 243 thousand credit cards, an increase over last year of 25% and 31%, respectively. However, this strong growth in retail checking accounts has not reduced the average balance per account which remains flat at Ch$1 million and in line with industry standards. In addition, this demonstrates our strategy to grow profitably by not sacrificing our risk policies in order to obtain more clients. As for our credit cards, we have an account usage rate of 55.9% versus the industry’s average of 45.8% during the first quarter of 2008. We have improved our usage rate by 100 basis points as opposed to the industry’s average which has experienced a decrease of over 260 basis points. Our excellent promotions such as discounts on gasoline purchases and our no-interest option on purchases for up to 24 months has allowed to excel in the usage of this product.

Trading and investment income - Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies as well as the results of foreign exchange transactions.

During the first quarter of 2008, we incurred a loss in our net trading and investment income of Ch$11.6 billion, offset by a gain of Ch$13.7 billion in foreign exchange transactions. This resulted in a net gain of Ch$2.1 billion. We currently do not use hedge accounting therefore all of our derivatives and financial instruments that may provide effective economic hedges for managing risk positions are treated and reported as trading.

Other revenue

We received cash proceeds of Ch$1.6 billion for the mandatory partial redemption of our equity interest in Class C (Series I) Common Stock in Visa Inc. This was recorded as a gain in “Other revenue” during the current quarter. The mandatory redemption was part of a process by which a portion of the proceeds from Visa’s IPO would be used to buy back shares from its current institutional stockholders’.

•	Allowances and provisions for loan losses

The following table provides comparative information relating to the composition of our allowance for loan losses for the quarters ended March 31, 2007 and 2008, in millions of Chilean pesos (except percentages):

	2007(1)	2008	Δ12M (Ch$)	Δ12M (%)
(Expressed in millions of Chilean pesos, except percentage amounts)
Balance as of January 1,	50,364	55,508	5,144	10.2%
Price-level restatement	(117)	(441)	(324)	276.5%
Charge-offs	(5,212)	(9,478)	(4,266)	81.8%
Net allowances established	8,505	10,302	1,797	21.1%
Balance as of March 31,	53,540	55,891	2,351	4.4%

(1)	Certain comparative reclasifications have been made on 2007 figures.

Our allowance for loan losses for March 31, 2008 remained relatively flat on a year-on-year basis. However, our charge-offs for loan losses increased by 81.8%. This increase was primarily the result of our consumer loan portfolio.

The following table provides detailed information relating to the composition of our provisions for loan losses for the quarters ended March 31, 2007 and 2008, in millions of Chilean pesos (except percentages):

	Period ended Mar 31, 2007(1)	Period ended Mar 31, 2008	Δ12M (Ch$)	Δ12M (%)
(Expressed in millions of Chilean pesos, except percentage amounts)
Net allowances established	(8,505)	(10,302)	(1,797)	21.1%
Recovery of loans previously charged-off	2,050	1,697	(353)	(17.2%)
Net charge to income	(6,455)	(8,605)	(2,150)	33.3%

(1)	Certain comparative reclasifications have been made on 2007 figures.

Our provision for loan losses amounted to Ch$8.6 billion as of March 31, 2008 as compared to Ch$6.5 billion as of the same period last year. This is mainly a result our growth in loans, our penetration in the retail banking segment and the less favourable economic conditions in Chile. As a result, we have implemented stricter admission and approval requirements and improved collection strategies.

Our risk index (allowances for loan losses over total loans) was 1.4%, comparing positively to last year’s index of 1.6% (excluding contingent loans) and to the Chilean banking industry’s index of 1.6%. This decrease in our risk index is primarily due to overall improved profile of our commercial banking clients. In addition, we had record growth in our commercial loan portfolio primarily during the fourth quarter of 2007 which also positively affected our index.

Our past-due loans over total loans was 0.6%, comparing positively to last year’s index of 0.7% (excluding contingent loans) and to the Chilean banking industry’s index of 0.8% as of March 31, 2008.

Our coverage ratio, measured as allowances for loan losses over past-due loans was 241% as of March 31, 2008. This compares favourably to that of the Chilean banking sector which recorded an index of 184% as of March 31, 2008.

•	Operating expenses

We incurred operating expenses amounting to Ch$28.1 billion in the first quarter of 2008. This was due to personnel salaries expenses of $14.1 billion, Administrative expenses of Ch$11.0 billion (which in 2008 includes sales force expenses), Depreciation and amortization costs amounting to Ch$1.6 billion and Other operating expenses of Ch$1.4 billion. As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our consolidated efficiency ratio (operating expenses / gross operating revenues) at March 31, 2008 was 52.1%.

The following table provides information relating to the composition of our consolidated operating expenses for the period ended March 31, 2008, in millions of Chilean pesos:

Period ended Mar 31, 2008
(Expressed in millions of Chilean pesos, except percentage amounts)
Personnel salaries and expenses	(14,144)
Administrative and other expenses	(10,985)
Depreciation and amortization costs	(1,595)
Other operating expenses	(1,385)
Total operating expenses	(28,109)

Personnel salaries and expenses increased by approximately 11% as compared to last year. This increase reflects our growth in personnel to handle additional business activity in our commercial and operational areas. As of March 31, 2008 our consolidated roster was comprised of approximately 3,300 employees, an increase of 27% over last year.

Our administrative and other expenses increased slightly when compared to the prior year (taking into consideration the reclassification of sales force expenses). Prior to 2008, we recorded external sales force expenses as “Other operating revenues and expenses”. In 2008, this has been reclassified to “Administrative and other expenses” in accordance to the new rules of the SBIF (see section “Adoption of IFRS and 2007 comparatives” for further information). During the first quarter of 2007, we incurred approximately Ch$3.5 billion of external sales force expenses. In 2008, this amounted to approximately Ch$3.2 billion, or a decrease of 8.0%. This decrease is mainly due to the fact that we implemented Corp Planes, a special sale force which focuses on high net-worth individuals which was previously outsourced and classified on our income statement as “Other net operating gains and losses”.

Depreciation and amortization costs remained relatively flat when compared on a year-on-year basis.

•	Price-level Restatement

During the period ended March 31, 2008, we recorded Ch$3.2 billion of net expenses due to price-level restatement, an increase of Ch$2.3 billion as compared to the same period last year. This is the result of the higher inflation rate experienced during the first quarter of 2008 of 0.82% versus the first quarter of 2007 of 0.23% (accumulated inflation measured from November to February of each year).

•	Business Activity

Loan Portfolio. Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$4,065 billion as of March 31, 2008, representing an increase of 19.6% TTM (real). Our market share as of March 31, 2008 was 6.75%.

	As of Mar 31, 2007(1)	As of Mar 31, 2008	Δ12M (Ch$)	Δ12M (%)
(Expressed in millions of Chilean pesos, except percentage amounts)
Commercial	1,895,058	2,369,798	474,740	25.1%
Foreign trade	249,874	252,522	2,648	1.1%
Leasing contracts	255,721	248,622	(7,099)	(2.8%)
Factored receivables	63,625	50,184	(13,441)	(21.1%)
Housing mortgages	399,689	592,973	193,284	48.4%
Consumer	509,053	528,153	19,100	3.8%
Past due loans	24,529	22,846	(1,683)	(6.9%)
Total loans	3,397,549	4,065,098	667,549	19.6%

(1)	Certain comparative reclasifications have been made on 2007 figures.

As of January 2008, contingent credits are no longer considered loans outstanding. As of March 31, 2007 and 2008, we had Ch$326 billion and Ch$325 billion in contingent credits which mainly consist of open and unused letters of credit together with guarantees granted by the Bank in pesos, UF and foreign currencies (principally U.S. dollars). Our market share in this product as of March 31, 2008 was 6.4%.

Commercial loans grew from approximately Ch$1,895 billion to Ch$2,370 billion as of March 31, 2006 and 2007, respectively. Our total wholesale loan market share (including foreign trade, leasing and factoring) was 7.8% as of March 31, 2008.

Retail loans (housing mortgages and consumer loans) grew by Ch$212 billion, reaching Ch$1,121 billion as of March 31, 2008. This increase of 23% was driven by our strong growth in retail mortgage loans which increased by 48% year-on-year, increasing our total retail market share to 5.0%.

•	Financial Investments

Our financial investments totalled Ch$171 billion as of March 31, 2008, representing a decrease of 8.2% quarter-on-quarter (real). The following table provides comparative summary of our investment portfolio as compared to December 31, 2007:

	As of Dec 31, 2007	As of Mar 31, 2008	ΔQtr (Ch$)	ΔQtr (%)
(Expressed in millions of Chilean pesos, except percentage amounts)
Trading portfolio financial assets	144,267	93,890	(50,377)	(34.9%)
Financial investments available-for-sale	41,697	76,843	35,146	84.3%
Financial investments held-to-maturity	—	—	—	—
Total Financial Investments	185,964	170,733	(15,231)	(8.2%)

Our investment portfolio mainly consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term. Trading instruments are stated at fair value in accordance with market prices prevailing at the balance sheet’s closing date.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

The decrease in our trading portfolio financial assets is mainly due to liquidity administration and an increase in our financial investments available-for-sale which is part of our strategy to build a profitable mid-term investment portfolio.

•	Funding Strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions.

The following table summarizes our funding as of March 31, 2007 and 2008:

	As of Mar 31, 2007	As of Mar 31, 2008	Δ12M (Ch$)	Δ12M (%)
(Expressed in millions of Chilean pesos, except percentage amounts)
Checking accounts	190,654	209,169	18,515	9.7%
Saving accounts and time deposits	1,901,612	2,660,561	758,949	39.9%
Banker’s drafts and other demand deposits	109,737	128,861	19,124	17.4%
Mortgage bonds	364,069	347,392	(16,677)	(4.6%)
Banking Bonds	199,005	309,408	110,403	55.5%
Subordinated Bonds	48,451	45,194	(3,257)	(6.7%)
Domestic borrowings	239,067	31,877	(207,190)	(86.7%)
Foreign borrowings	243,582	255,561	11,979	4.9%

Our checking account balance increased by Ch$18.5 billion, or 9.7% year-on-year. This increase is part of our strategy to increase our client base and our non-interest bearing deposits. As of March 31, 2008 we had an average balance of retail checking accounts of Ch$64.6 billion, a 24.8% increase over last year. Noticeable increases have also been experienced in the average balances of our commercial clients which as of March 31, 2008 reached Ch$120 billion, a 15.8% increase year-on-year. Our checking accounts represent 5.2% of our total interest-bearing liabilities.

Our funding strategy was mainly driven by growth in time deposits and the issuance of banking bonds. In 2007, we placed UF6 million in bonds in the local market, representing approximately Ch$120 billion at March 31, 2008 UF exchange rate. Each of these bonds have a face value of UF2 million and were placed during April, July, and November of 2007. The successful bond placement and the increase in the average durations for time deposits were the main factors contributing to reduced financing costs during 2007 and in the first quarter of 2008. Our savings accounts and time deposits represent 66.7% of our total interest-bearing liabilities while our banking bonds represent 7.8%.

This reduction in domestic borrowings of 86.7% is a result of taking on other forms of financing such as banking bonds, foreign borrowings and a significant increase in saving accounts and time deposits.

Foreign market interest rates have increased due to the sub-prime crisis, resulting in slight increases in our foreign borrowing interest rates. Since most of these obligations have been booked for periods in excess of one year, the full effect of this increase shall be reflected progressively during the rest of 2008. Foreign borrowings represent 6.4% of our total interest-bearing liabilities.

•	Shareholders’ Equity

We paid dividends totalling 100% of 2007 net income in February, 2008.

We are the fifth-largest private bank in Chile, based on our capital and reserves of Ch$443 billion and our loans of Ch$4,065 billion as of March 31, 2008. We have 226,909,290.6 thousand shares outstanding, a market capitalization of Ch$689.8 billion (based on a share price of Ch$3.04 pesos per share) and according to the Superintendency, our equity market share is 6.7% as of March 31, 2008. Our Basle Index as of March 31, 2007 and 2008 was 13.2% and 10.9%, respectively.

•	Other Related Information

Share Repurchase Program

On April 15, at an extraordinary shareholders’ meeting, our shareholders approved a program to purchase shares issued by us (“the Share Repurchase Program”), to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares in accordance to share price fluctuations experienced throughout the duration of the program. The main terms and conditions of the Share Repurchase Program are set forth as follows:

•

The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained earnings.

•	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•	The Share Repurchase Program will have a tenor of 3 years beginning April 15, 2008.

•	Shares repurchased must be sold within 24 months of acquisition. Any shares not resold during this time frame will reduce paid-in capital.

•	If shares are resold, Shareholders have a preferential right to acquire the repurchased shares.

•	Repurchased shares, although registered in our name, do not have voting or dividend rights.

On April 22, 2008, our Board of Directors, acting as authorized by our Shareholders at the Extraordinary Shareholders’ Meeting on April 15, 2008, agreed upon the following:

•	To set the repurchase price of the shares at Ch$3.03 per share.

•	That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our issued and paid shares.

•

The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the Extraordinary Shareholders’ Meeting; through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law; in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Offers (Sistema de Ofertas a Firme en Bloque).

•	The offer will commence on April 30, 2008 and will remain in effect for a term of 30 days.

International Financial Reporting Standards:

The Chilean Superintendency of Banks and Financial Institutions (“SBIF”) along with other agencies in Chile agreed to implement IFRS to internationalize the reporting standards of public companies.

The strategic plan for the SBIF entails applying the new accounting standards for the banking industry beginning January 2009. In order to ensure the stability of the financial system and to consider certain peculiarities in relation to current laws or regulations, the SBIF released the “Compendio de Normas Contables” (Compendium of Accounting Standards, or “Compendium”). The Compendium contains certain limitations and details for the implementation of the rules of the Colegio de Contadores de Chile (College of Chartered Accountants of Chile), which reflects IFRS.

Beginning 2008, Chilean Banks have begun a process of applying IFRS in certain presentation and disclosure requirements. This involves reclassifying the balance sheet and income statement accounts. However, the SBIF has determined that these reclassifications will not be retroactively restated in the quarterly financial statements. Previously, the SBIF had adopted certain reporting standards which are accepted under IFRS such as circular No. 3,345 which established new rules for the accounting treatment for financial instruments, derivatives, and hedges of financial assets.

CorpBanca’s Conference Call on First Quarter 2008 Results

Santiago, Chile - May 8, 2008 - You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Friday, May 9, 2008 to discuss the FIRST QUARTER 2008 RESULTS and respond to investor questions.

Time:	10:00 am (Santiago, Chile)
10:00 am EDT (US)
3:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Pablo Mejia, CGA - Head of Investor Relations

You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “CorpBanca”:

U.S.A. participants	1866 223 0615
Outside the US participants	+44 1452 586 513
UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Monday, May 12th, 2008.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “FIRST QUARTER 2008 RESULTS WEBCAST”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number	U.S.A.:	1866 247 4222	Access Code:	2339939#
Instant Replay Number	OTHER:	+44 1452 550 000	Access Code:	2339939#
Instant Replay Number	U.K.:	0800 953 1533	Access Code:	2339939#

Condensed Consolidated Statements of Income (unaudited)

(In millions of Chilean pesos as of March 31, 2008)

(Expressed in millions of Chilean pesos, except percentage amounts)	As of March 31, 2008
OPERATING INCOME
Interest revenue	102,170
Interest expense	(62,545)
Net interest revenue	39,625
Fees and income from services, net	9,856
Trading and investment income, net	(11,614)
Foreign exchange gains (losses), net	13,749
Other revenue	2,317
Gross operating income	53,933
Provisions for loan losses	(8,605)
Net operating income	45,328
Personnel salaries and expenses	(14,144)
Administration expenses	(10,985)
Depreciation, amortization and impairment	(1,595)
Other operating expenses	(1,385)
Total operating expenses	(28,109)
Income attributable to investments in other companies	59
Net loss from price-level restatement	(3,197)
Income before income taxes	14,081
Income taxes	(2,423)
Net income	11,658

Condensed Consolidated Balance Sheets (unaudited)

(In millions of Chilean pesos as of March 31, 2008)

(Expressed in millions of Chilean pesos, except percentage amounts)	As of March 31, 2008
Assets:
Cash and due from banks	50,426
Items in course of collection	184,853
Trading portfolio financial assets	93,890
Financial investments available-for-sale	76,843
Financial investments held-to-maturity	—
Investments purchased under agreements to resell	148,718
Derivative financial instruments	111,467
Loans and receivables to banks	55,732
Loans and receivables to customers:
Loans and receivables to customers	4,065,098
Allowance for loan losses	(55,070)

Loans and receivables to customers, net	4,010,028

Investments in other companies	2,061
Intangibles	2,378
Premises and equipment, net	31,471
Income tax provision - current	4,734
Deferred income taxes	12,344
Other assets	82,575

Total assets	4,867,520

Liabilities:
Deposits and other sight liabilities	338,029
Items in course of collection	161,789
Securities sold under agreements to resell	117,300
Deposits and other term liabilities	2,660,561
Derivative financial instruments	117,121
Borrowings from financial institutions	258,561
Debt instruments	701,995
Other financial obligations	28,876
Income tax provision - current	186
Deferred income taxes	5,895
Provisions	15,841
Other liabilities	18,073

Total liabilities	4,424,227

Stockholders’ equity:
Capital	314,398
Reserves	6,352
Valuation gains (losses)	164
Retained earnings:	—
Retained earnings from prior years	116,550
Profit for the period	11,658
Less: Accrual for mandatory dividends	(5,829)
Minority Interest	—

Total Shareholders’ Equity	443,293

Total liabilities and shareholders’ equity	4,867,520

Selected Performance Ratios	As of Mar 31, 2008 or for the 3 months then ended
Solvency indicators
Basle index	10.9%
Shareholders’ equity /Total assets	9.1%
Shareholders’ equity /Total liabilities	10.0%
Credit quality ratios
Past due loans / Total loans	0.6%
Risk index (Allowances / Total loans)	1.4%
Allowances / Past due loans	241%
Provisions for loan losses / Total loans(1)	0.8%
Provisions for loan losses / Gross operating income	16.0%
Provisions for loan losses / Net income	73.8%
Profitability ratios
Net interest revenue / Interest-earning assets(1)(2)	3.6%
Gross operating income / Total assets(1)	4.4%
Gross operating income / Interest-earning assets(1)(2)	4.9%
Provisions for loan losses / Total assets(1)	0.7%
ROA (before taxes), over total assets(1)	1.2%
ROA (before taxes), over interest-earning assets(1)(2)	1.3%
ROE (before taxes)(1)	12.7%
ROA, over total assets(1)	1.0%
ROA, over interest-earning assets(1)(2)	1.1%
ROE(1)	10.5%
Efficiency ratios
Operating expenses / Total assets(1)	2.3%
Operating expenses/ Total loans(1)	2.8%
Operating expenses / Gross margin	52.1%
Earnings per share
Earnings per share before taxes (Chilean pesos per share)(1)	0.2482
Earnings per ADR before taxes (U.S. dollars per ADR)(1)	2.8478
Earnings per share (Chilean pesos per share)(1)	0.2055
Earnings per ADR (U.S. dollars per ADR)(1)	2.3578
Total Shares Outstanding (Thousands)	226,909,290.6
Peso exchange rate for US$1	435.8

(1)	Annualized figures

(2)	Interest-earning assets : Total loans and financial investments

(3)	Includes exchange rate earnings from the forward contracts

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Contacts:

CORPBANCA:	Capital Link:
Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (562) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com